EXHIBIT 99.1

Lakefront Receives Transparency Notification from Bank of America

Mechelen, Belgium; August 24, 2026, 22.01 CET; regulated information – Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) received a transparency notification from Bank of America.

Pursuant to Belgian transparency legislation1, Lakefront received a transparency notification from Bank of America Corporation on August 19, 2026. The notification indicates that Bank of America Corporation, as controlling entity, crossed above the threshold of 10% of Lakefront’ voting rights on August 18, 2026, following the acquisition of Lakefront voting rights and equivalent financial instruments.

On August 19, 2026, Bank of America Corporation (taking into account the holding of its affiliates) owned 1,419,144 voting rights and 5,243,453 equivalent financial instruments, representing together 10.11% of Lakefront’ currently outstanding 65,897,071 shares.

Summary of the transactions:

Date on which the threshold was crossed	Date of notification	Direct voting rights after the transaction	Equivalent financial instruments after the transaction	Total (%) voting rights
August 18, 2026	August 19, 2026	2.15%	7.96%	10.11%

Content of the notification from Bank of America Corporation:
The notification dated August 19, 2026, contains the following information:
·        Date of notification: August 19, 2026
·        Date on which the threshold is crossed: August 18, 2026
·        Threshold of voting rights crossed (in %): 10%
·        Notification by: Bank of America Corporation
·        Denominator: 65,897,071
·        Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
·        Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	14,348	10,701		0.02%
Merrill Lynch International	8,234	0		0.00%
BofA Securities, Inc.	600,314	1,407,905		2.14%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	462	462		0.00%
U.S. Trust Company of Delaware	76	76		0.00%
Subtotal	623,434	1,419,144		2.15%
	TOTAL	1,419,144	0	2.15%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			262,775	0.40%	physical
Merrill Lynch International	Rights of Use			34,089	0.05%	physical
BofA Securities, Inc.	Right to Use			4,757,362	7.22%	physical
Bank of America, National Association	Swaps	15/10/2027		434	0.00%	cash
Bank of America, National Association	Swaps	15/06/2027		13,414	0.02%	cash
Bank of America, National Association	Swaps	30/06/2028		27	0.00%	cash
Bank of America, National Association	Swaps	31/07/2028		3,061	0.00%	cash
Merrill Lynch International	Swaps	15/01/2027		13,448	0.02%	cash
Merrill Lynch International	Swaps	30/04/2027		134,182	0.20%	cash
Merrill Lynch International	Swaps	30/06/2027		213	0.00%	cash
Merrill Lynch International	Swaps	15/06/2027		13,414	0.02%	cash
Merrill Lynch International	Swaps	09/09/2027		2,933	0.00%	cash
Merrill Lynch International	Swaps	29/01/2027		3,741	0.01%	cash
Merrill Lynch International	Swaps	31/03/2027		222	0.00%	cash
Merrill Lynch International	Swaps	30/09/2027		44	0.00%	cash
Merrill Lynch International	Swaps	26/02/2027		4,050	0.01%	cash
BofA Securities, Inc.	Swaps	30/09/2027		44	0.00%	cash
	TOTAL			5,243,453	7.96%

TOTAL (A&B)	# of voting rights	% of voting rights
	6,662,597	10.11%

The chain of control has been described at the end of the notification (section 11) and can be found here.

About Lakefront® Biotherapeutics
Lakefront Biotherapeutics (formerly known as Galapagos) is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical-stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first-in-class and best-in-class BCMAxCD3 T-cell engager for autoimmune diseases. Backed by deep deal-making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high-quality assets with clear potential to deliver meaningful patient impact and long-term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Forward-looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” and “further,” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s plans to repurchase its ordinary shares. Lakefront cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance, or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, those risks and uncertainties that can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.